SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2008

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated November 21, 2008 announces strengthens position in worldwide trading with a participating interest in GSFS

Van der Moolen strengthens position in worldwide trading with a participating interest in GSFS

  Van der Moolen signs letter of intent to acquire 49.9% stake in GSFS Asset Management B.V. ("GSFS AM") and 33.3% in Global Securities Arbitrage B.V. ("GSA")
  The purchase price EUR 43.3 million, of which EUR 14.15 million in cash and EUR 29.15 million in Van der Moolen shares
  Payment is spread over three years
  Positive impact on the earnings per share Van der Moolen expected as of 2009
  The intention to recommend Frank Vogel, CEO of GSFS, as member of the Executive Board of Van der Moolen

AMSTERDAM, Netherlands--(BUSINESS WIRE)--November 21, 2008--Van der Moolen Holding N.V. ("Van der Moolen") and Global Securities Finance Solutions Holding B.V. ("GSFS") have the intention to integrate the activities of GSFS in Van der Moolen. Today at the end of business a letter of intent has been signed. Van der Moolen will participate in GSFS AM for 49.9% stake and for 33.3% stake in GSA. According to expectation all this will have a positive impact on the earnings per share of Van der Moolen.

In October 2007 Van der Moolen and GSFS entered into a partnership which turned out to be successful. This has lead to the intention of Van der Moolen and GSFS to extend this partnership. As a result hereof GSFS shall have a remaining stake of 50.1% in GSFS AM and of 33.3% in GSA. The other 33.3% in GSA will remain in the hands of the current shareholder GT1 Investments, LLC.

The proposed transaction will strengthen Van der Moolen’s current market position and will offer GSFS access to Van der Moolen’s worldwide infrastructure. The expectation is that parties will reach final agreement before the end of this year.

In reaction Richard den Drijver, CEO of Van der Moolen said: “The partnership that we have entered into with GSFS had turned out to be successful. The further integration of our activities with GSFS will strengthen our trading activities and strengthen our position in the market. We expect that this transaction will already have a positive impact on our profit in 2009.”

Frank Vogel, CEO of GSFS: “This proposed transaction is a confirmation of our long term commitment to Van der Moolen. Furthermore, it offers the possibility for GSFS AM to actively participate in the expansion of Van der Moolen’s worldwide business activities.”

Payment partly in cash, partly in shares

The purchase price of the participating interests in GSFS AM and GSA in total amounts to EUR 43.3 million.

EUR 25 million of the purchase price will be paid at the close of the transaction. Whereof EUR 5 million will be paid in cash and EUR 20 million will be paid in the form of ordinary Van der Moolen shares (with a maximum of 5 million shares). The payment in shares will for the most part take place by issuance of ordinary Van der Moolen shares.

The remaining of the purchase price will be paid in cash and in shares within a period of two years. The amount of cash minimally amounts to EUR 4.575 million and the shares maximally amount to 2,287,500. The part of the purchase price in Van der Moolen shares will be bound to a lock-up of one year.

The intention of the recommendation of Frank Vogel

Further, Van der Moolen intends to recommend to appoint Frank Vogel as a member to the Executive Board of Van der Moolen. This proposed intention for recommendation will be presented to the Authority Financial Markets and the General Meeting of Shareholders meeting of Van der Moolen for permission. As member of the Executive Board Frank Vogel will lead the trading activities of Van der Moolen and GSFS AM, with the assignment to further build up these activities worldwide.

For further information

For further information please contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.

www.vandermoolen.com

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

CONTACT:
Investor Relations/Corporate Communications
+31 (0)20 535 6789
www.vandermoolen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: November 21, 2008	By: /s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board